EXHIBIT H


                                           DYNEX CAPITAL, INC.
                                           10900 NUCKOLS ROAD - THIRD FLOOR
                                           GLEN ALLEN, VIRGINIA 23060
                                           804-217-5800
                                           FAX 804-217-5861



                             [DYNEX LETTERHEAD]


July 6, 2000

Mr. Michael R. Kelly
Managing Member
California Investment Fund, L.L.C.
550 West C Street
10th Floor
San Diego, CA  92101

Dear Michael:

Based on your conversation with Jim Murray earlier today, I am sending this letter which summarizes the principal terms of the attached letter of intent.

Purchase Price. The letter of intent contemplates that CIF would pay an aggregate purchase price for the common and preferred stock equal to the sum of (i) $100 million plus (ii) any accumulated and unpaid dividends on the Preferred Stock related to the period beginning July 1, 2000 and ending on the closing date of the merger. This price would include any accumulated and unpaid dividends on Dynex's preferred stock through June 30, 2000, which totaled $12,912,000. The total purchase price could be allocated among the various classes of stock as Dynex's board deemed appropriate.

In analyzing this proposal, you may not that the $100 million portion of the proposed price is equal to (i) CIF's most recently proposed price of $75 million plus $12.9 million of accumulated and unpaid preferred dividends plus (ii) approximately $12 million, which is, effectively, the first portion of any gain which could be realized through CIF's acquisition or restructuring of Dynex's senior notes. Based on recent discussions which Dynex has held with certain holders of senior notes, Dynex management believes that over 50% of the notes would be available for purchase at a price of 80% of par, equating to an estimated gain in economic value of at least $10 million. To the extent that all of Dynex's outstanding senior notes could be acquired at 80% of par, the total gain would be almost $20 million. In your recent conversations with Jon Dever, there was a conceptual agreement that any gain from the repurchase of the senior notes could be shared between CIF and Dynex's stockholders according to some formula. This pricing proposal gives the first $12 million to Dynex's shareholders and allows CIF to capture any remainder.

Concerning the portion of the purchase price equal to the preferred stock dividends from July 1, 2000 through the closing, Dynex expects to have earnings that are at a run rate that is approximately equal to the preferred dividends between now and a closing, so this provision would allocate that value to Dynex's shareholders. The Preferred Stock accumulates dividends at a rate of $35.867 per day.

You will also note a reference to the purchase of the common stock of Dynex's affiliate, Dynex Holding, at book value. This entity is reported publicly by Dynex under the equity method.

Due Diligence and Exclusivity. The letter of intent provides for a two-stage period for due diligence and negotiations, totaling up to 28 days. During the initial period of up to 14 days, CIF would be able to conduct due diligence on Dynex, and Dynex would conduct due diligence on CIF (which would consist primarily of discussions with CIF's lenders concerning CIF's ability to finance the $100 million acquisition price). At any point during this due diligence period, CIF and Dynex could, by mutual agreement, move to the second stage, which would consist of a fourteen-day period in which the parties would negotiate exclusively with the object of signing a difinitive agreement. During the fourteen-day period, CIF would also have the ability to meet and negotiate with Dynex's senior note holders concerning potential opportunities for restructuring or redeeming the notes, or securing their consent if deemed necessary.

This two-stage structure is in lieu of the 45-day due diligence and negotiating period contained in your most recent letter of intent and more closely resembles the two-stage period contained in your original letter of intent dated April 26, 2000. Dynex believes that 28 days would be sufficient to accommodate both parties' needs, without restricting Dynex for an unnecessarily long period.

Other Provisions. The other provisions of Dynex's letter of intent are largely identical to those contained in your most recent letter of intent, with certain minor modifications. From our point of view, there are only two material changes from your most recent proposal. The first would be the elimination of Dynex's performance on its repurchase obligation to CIF as a condition of closing. Since the repurchase agreement and the merger are two separate transactions, the performance on one should not affect the obligations of the two parties in the other. The second change would be the elimination of the provision that the 572,178 Dynex shares to be deposited by CIF would be Dynex's sole remedy in the event of a breach of a definitive agreement by CIF. There are numerous scenarios in which such a surrender of shares would not be sufficient compensation for the damages caused by a breach, so Dynex would have to maintain the ability to seek other forms of relief.

I am sure you or your associates will have questions. Please do not hesitate to give me a call. Separately, it was good to reach closure on the sale/purchase of the eight loans earlier today.


Sincerely,

/s/ Thomas H. Potts

Thomas H. Potts
President